Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.	Exhibit 10.1

Duchenne Partners Fund_Summit	CONFIDENTIAL
Corporation plc – Grant		FINAL
Agreement – 15.12.2011		12-15-2011

Grant Agreement

Between Duchenne Partners Fund, and

Summit Corporation plc

(for the development of DMD and or BMD therapeutics)

This Contract (“Contract”) is entered into as of 15th December, 2011, between Duchenne Partners Fund, Inc., a Delaware limited liability company (“DPF”), and Summit Corporation plc, a company incorporated in England and listed on the Alternative Investment Market of the London Stock Exchange having its registered office at 91 Milton Park, Abingdon, Oxfordshire, OX14 4RY, England (“GRANTEE”), to document the terms upon which DPF will provide funding for the Project (as defined below) and certain related matters. DPF and GRANTEE are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Background

GRANTEE has identified certain small molecules which can transcriptionally upregulate the utrophin gene (such compounds and any other compounds having a similar mechanism of action and all salts, esters, free acid forms, free base forms, solvates, polymorphs, stereoisomers, enantiomers, racemates, metabolites and prodrugs thereof to which GRANTEE has rights from time to time, including SMT C1100, being referred to herein as the “Project Compounds”).

The Parties believe that the Project Compounds may have utility in the treatment of Duchenne muscular dystrophy and or Becker muscular dystrophy (collectively, the “Disease”).

GRANTEE has submitted to DPF a grant application titled “SMT C1100 utrophin upregulator: Request for Phase I clinical trial funding,” a copy of which is attached hereto as Exhibit 1 (the “Grant Application”), for a grant for partial funding of its project to develop a new formulation for SMI C1100 to enable such compound to advance into a new Phase I clinical trial for the prevention, treatment or amelioration of the Disease (such project, as the same may be modified from time to time by the Steering Committee (as defined below) being referred to herein as the “Project”); and DPF desires to provide such funding on the terms and conditions set forth in this Contract.

GRANTEE has submitted to DPF a budget for the Project covering work through the receipt of the final report in analyzing the plasma exposure from dosing of the new formulation for SMT C1100 (the “Budget”), a copy of which is attached hereto as Exhibit 4.

It also is contemplated that GRANTEE will receive additional funding for the Project from Muscular Dystrophy Association, Inc., a New York not-for-profit corporation (“MDA”), pursuant to a Grant Agreement between the GRANTEE and MDA of the Effective Date as the same may be amended or modified from time to time (the “MDA-Summit Agreement”).

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties and mutual covenants contained herein, the Parties, intending to be legally bound, agree as follows:

1.	Certain Definitions.

The following terms shall have the following meanings as used in this Agreement:

“Affiliate” of a Parson means any other Person which (directly or indirectly) is controlled by, controls or is under common control with such Person. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a Person, means the possession, directly or indirectly, of the power to direct; or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Control” and “Controlled by” means with respect to any GRANTEE Technology, the possession by GRANTEE or its Affiliates of the ability to grant the right to access or use, or to grant a license or a sublicense to, such GRANTEE Technology as provided for herein without violating the terms of any agreement or other arrangement between GRANTEE (or any of its Affiliates) and any Third Party.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture, Governmental Authority, association or other entity.

“Third Party” means any Person other than GRANTEE and its Affiliates or DPF.

2.	DPF Translational Research Corporate Grant Policy Manual; Exhibits.

A.	This Contract includes the following Exhibits:

Exhibit 1:	Grant Application
Exhibit 2:	Milestones and Funding Schedule
Exhibit 3:	Steering Committee Confidentiality Agreement
Exhibit 4:	Project Budget
Exhibit 5:	Summit C1100 patents and patent applications

3.	Funding; Funding Schedule; Suspension and Modification of Funding; Use of Funds.

A.	Award of Grant. DPF agrees to award a research grant in the aggregate amount of Five Hundred Thousand Dollars ($500,000) to GRANTEE for the Project (the “Grant”), which shall be issued in installments in accordance with the funding schedule set forth in Exhibit 2, subject to the funding conditions set forth in Section 3.B, the right of DPF to suspend funding as provided in Section 3.C and the right of DPF to modify the Grant and the payments under this Contract as provided in Section 3.D.

B.	Conditions to Funding. Each installment of the funding to be provided by DPF under the Grant award as contemplated by Section 3.A and Exhibit 2 is subject to, and conditioned upon, the satisfaction of the following conditions; provided that any such condition may be waived by DPF is its-sole discretion:

(i)	the timely achievement (as determined in accordance with Section 4) of each Milestone (as defined in Section 4) scheduled to be achieved (as set forth in Exhibit 2) prior to the scheduled date for achievement of such Milestone;

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

(ii)	compliance by GRANTEE with the terms of this Contract in all material respects;

(iii)	the accuracy as of the date of this Contract and as of the date of the payment of such installment of the representations and warranties of GRANTEE set forth in Section 7;

(iv)	the delivery by GRANTEE to DPF of a certificate of a senior officer of GRANTEE certifying the satisfaction of the conditions set forth in clauses (ii) and (iii) above;

(v)	the delivery to DPF on or promptly following the Effective Date of documentation satisfactory to DPF establishing the availability of other financial resources that, together with the Grant and assuming that neither DPF nor MDA suspend or cancel the provision of any part of their grant funds to GRANTEE, are sufficient to complete the Project.

C.	Suspension of Funding. DPF reserves the right, in its sole discretion, to immediately suspend all funding under this Contract and terminate the Grant and this Contract if (i) GRANTEE fails to timely achieve any of the Milestones described in Section 4 and Exhibit 2 (unless any such Milestone is achieved by the applicable extended date, if any, agreed to by the Parties in writing as provided in Section 4), (ii) GRANTEE takes any of the actions specified in Section 6.A (unless, in the case of the replacement of the Principal Investigator, DPF has given its prior written consent to such replacement), (iii) any action, proceeding, or claim described in Section 6.B is commenced or asserted against GRANTEE, or (iv) GRANTEE breaches any of its material obligations under this Contract.

D.	Modification of the Grant and Award. GRANTEE acknowledges that payment of funds under this Contract by DPF is contingent upon the availability to DPF of sufficient research funds to fund the payments under this Contract and to fund DPF other research commitments. DPF retains right in its sole discretion, upon not less than [**] day’s prior written notice to GRANTEE, to revise the Grant and the amount and/or timing of payments provided for in this Contract based on the availability of funds and budgetary constraints.

E.

GRANTEE Financial Commitment. The Grant is subject to GRANTEE demonstrating the availability of other financial resources that, together with the Grant, are sufficient to satisfactorily complete the Project. In furtherance of the foregoing, GRANTEE shall provide to DPF during the term of this Contract all updates to the budget for the Project. GRANTEE also shall provide to DPF

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

promptly (and in any event not later than [**] days) following the second fiscal quarter of each fiscal year of GRANTEE and not later than [**] days following the end of each fiscal year of GRANTEE) a statement of the out-of-pocket costs incurred by GRANTEE for the Project, a reconciliation of such costs against the budget for the Project, a statement of the costs that remain unpaid and the sources of turrets that have been used to pay such costs and that are expected to be used to pay outstanding costs.

F.	Use of Grant Funds. GRANTEE shall use all Grant funds received from DPF solely for the Project.

G.	Effect of Suspension or Cancellation of Funding. DPF acknowledges that in the event of any decision by it or MDA to permanently suspend or cancel funding to GRANTEE under this Contract or under the MDA-Summit Agreement, GRANTEE may no longer have the financial resources necessary to complete the Project. A permanent suspension or cancellation of funding to GRANTEE under this Contract or under the MDA-Summit Agreement for reasons other than a breach of any such agreement by GRANTEE or a failure to satisfy the conditions for such funding set forth in the applicable agreement is referred to herein as a “Funding Suspension”, DPF agrees that (i) GRANTEE shall not have any liability to DPF solely as a result of the failure of GRANTEE to complete the Project solely as a result of a Funding Suspension and (ii) if GRANTEE permanently cancels or terminates the Project solely as the result of a Funding Suspension, DPF shall not be entitled to exercise its rights under Section 9 of this Contract.

4.	Milestones.

The milestones described in the attached Exhibit 2 (each a “Milestone”) represent pivotal evaluation points upon which further funding of the Project will depend. Both Parties agree to the timeline, Milestone descriptions, and (subject to the conditions to funding provided for in Section 3.B and the rights of DPF under Section 3.C and Section 3.D) payment schedule described in Exhibit 2, provided, however, any Milestone may be extended, in a written agreement signed by both Parties, for up to [**] months at the discretion of the Steering Committee. Milestone 3 will be considered to be timely achieved only if the Steering Committee determines by majority vote of the entire Steering Committee (as described in Section 5.B and 5.C) that such Milestone has been achieved by the date set forth in Exhibit 2. If the date for achievement of any Milestone is extended and such Milestone is achieved (as determined by the Steering Committee, in the case of Milestone 3) by such extended date, such Milestone shall be deemed to have been timely achieved. DPF may, in its discretion, either provide or withhold funding during the extension period, but in the event such funding is provided, DPF will nonetheless retain its rights under Section A.XIV.2 of the MVP Policy and in Section 3.C of this Contract to cancel the Grant and terminate this Contract if the applicable Milestone, as extended, is not timely achieved.

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

5.	Steering Committee.

A.

The Parties shall establish a Steering Committee composed of one representative of GRANTEE, one representative of DPF, three outside experts (who are acceptable to both Parties) and for so long as MDA is entitled to appoint a representative to the Steering Committee pursuant to the MDA-Summit Agreement, one representative of MDA. If MDA ceases to be entitled to appoint a representative to the Steering Committee pursuant to the MDA-Summit Agreement. Summit shall immediately notify DPF and any representative or alternate appointed by MDA shall immediately cease to be a member of the Steering Committee. Each representative of Party shall be a full-time employee of such Party, unless the other Party consents in writing to the appointment of a representative who is not a full-time employee. Each representative or alternate appointed by MDA shall be a person with relevant scientific expertise who qualifies as an outside expert (as defined below) and to whom neither DPF nor GRANTEE has a reasonable objection. GRANTEE shall cause the MDA-Summit Agreement to include provisions relating to MDA representation on the Steering Committee that are consistent with this Section 5.A. As used herein, “outside expert” means a natural poison having expertise pertaining to translational research who is not and has not been for the preceding three (3) years an officer, director or employee of or paid consultant to (i) either Party, (ii) any Affiliate of a Party, (iii) any beneficial owner of any Person that directly or indirectly owns or controls more than 5% of any class of securities of a Party or of any Affiliate of a Party and who does not otherwise have any direct or indirect financial or other interest in the Project or in any other business or competitive activity that could reasonably be expected to constitute a conflict of interest or to impair the ability of such person to exercise impartial judgment with respect to matters presented to the Steering Committee. Notwithstanding the foregoing, the prior or contemporaneous service by any person as a member of any steering committee, advisory committee or other committer having oversight or advisory responsibilities with respect to any other grant by DPF shall not make such person ineligible to serve as an “outside expert” under this Contract. Each Party also may designate an alternate for its representative on the Steering Committee who shall represent such Party and act in the place and stead of such Party’s representative on the Steering Committee if such representative is unavailable. Each such alternate shall meet the qualifications, established above for a representative of a Party on the Steering Committee. Each Party shall designate its representative on the Steering Committee and any alternate by written notice to the other Party. Appointment of the outside experts on the Steering Committee will be confirmed by the Parties in writing. Each Party may, at any time upon written notice to the other Party, change its representative on the Steering Committee or its alternate representative by written notice to the other Party. Any outside expert member of the Steering Committee may be replaced at any time upon the agreement of both Parties in writing. In addition, the Parties may designate, in writing, an alternate outside expert member. An alternate member may participate in meetings of the Steering Committee as a voting member in the absence of the applicable regular

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

member. Outside expert members of the Steering Committee (including their alternatives) shall be required to enter into written agreements that subject them to an obligation of confidentiality substantially equivalent to that provided for in Section 15 of this Contract, in substantially the form attached as Exhibit 3. The initial members of the Steering Committee are as follows:

DPF Representative:	Ernie Bush Preclinical Development Advisor 1 Grandview Place Rockaway, NJ 07866 [**]

DPF Alternate:	Eugene Williams Business Advisor 43 Hillcrest Road Belmont, MA 02478 [**]

GRANTEE Representative:	Jon Tinsley, PhD Senior Director, R&D [**] Summit Corporation plc 91 Milton Park Abingdon, OX14 4RY, UK

GRANTEE Alternate:	Richard Storer, DPhil Chief Scientific Officer [**] Summit Corporation plc 91 Milton Park Abingdon, OX14 4RY, UK

MDA Representative:	Jane Larkindale, Ph.D. Director of Translational Research [**] Muscular Dystrophy Association, Inc. 3300 East Sunrise Drive Tucson, AZ 85718

MDA Alternate:	Sanjay Bidichandani, M.B.B.S., Ph.D. Vice President – Research [**] Muscular Dystrophy Association, Inc. 3300 East Sunrise Drive Tucson, AZ 85718

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

Outside Expert:	John McCall President, PharMac LLC [**]

Outside Expert:	Meg Winberg Independent Consultant [**]

Outsider Expert:	Anne Connolly Washington School of Medicine [**]

B.	The Steering Committee shall determine (by majority vote of the entire Steering Committee) whether and when Milestone 3 has been achieved and shall meet as requested by the Parties to provide such advice and recommendations as the Parties may request from time to time. The Steering Committee also shall have the responsibility for preparing (with assistance from GRANTEE) a quarterly summary of all significant reportable items under Section 10 of this Contract that relate to the progress and status of the Project. DPF may share this report with members of DPF Advisory Committee (“DPF Committee”), subject to the members of the DPF Committee complying with the confidentiality restrictions with respect thereto set forth in Section 14 of this Contract. Members of the Steering Committee shall be entitled to conduct site visits at locations where activities relating to the Project are conducted.

C.	If practical in light of the requirements and timetable of the Project (including any ongoing clinical trial), the Steering Committee shall meet (in person or by telephone or video conference call) to determine whether Milestone 3 has been achieved by the date specified in Exhibit 2 (as such date may be extended as provided in this Contract). If because of the exigencies of any ongoing clinical trial or otherwise it is impractical for the Steering Committee to meet for such purpose, the Steering Committee (or any members thereof who are unable to meet) may be polled and the determination by a majority of the members of the Steering Committee, whether by vote at a meeting or by written communication to both DPF and GRANTEE, that Milestone 3 has been achieved shall constitute the majority vote of the entire Steering Committee. The failure of one or more members of the Steering Committee to attend any such meeting or to respond to any poll of the Steering Committee shall not affect any determination made by a majority of the members of the Steering Committee.

D.

GRANTEE shall submit to all members of the Steering Committee and contemporaneously therewith to DPF documentation, relating to Milestone 3 sufficient for the Steering Committee and DPF to evaluate and determine whether or not such Milestone has been achieved and shall provide such information as soon as it is reasonably able to do so. DPF and GRANTEE shall cooperate to cause the

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

Steering Committee to make such determination as soon as reasonably practicable following receipt of such documentation from GRANTEE; provided however, that nothing in this Section 5 shall preclude any member of the Steering Committee from requiring additional information from GRANTEE in order to make such determination.

6.	Notice of Certain Actions.

A.	GRANTEE agrees that it shall give DPF at least [**] days’ prior written notice before taking any of the following action; provided, however, that (i) such advance notice shall not be required where it would breach a contractual obligation of GRANTEE, violate any applicable law or regulation, or (based on the good-faith opinion of outside counsel to GRANTEE) trigger public disclosure requirements and (ii) with respect to transactions described in paragraph (1) or (2) below or a merger or consolidation described in paragraph (3) below, such notice shall not be required prior to the earlier of the execution of a binding commitment (whether or not subject to conditions) to consummate such a transaction or the occurrence of such transaction):

(1)	Enter into or permit to occur any Change of Control Transaction (as defined below);

(2)	Sell all or substantially all of its assets except for sales in the ordinary and normal course of its business as now conducted;

(3)	Liquidate, dissolve, merge or consolidate, or commence any proceedings therefor;

(4)	Replace the person serving as the principal investigator of the Project (the “Principal Investigator”) for the Project; or

(5)	File a petition in voluntary bankruptcy or requesting reorganization under any provision of any bankruptcy, reorganization or insolvency law or consent to the filing of any petition against it under any such law.

B.	GRANTEE agrees that it shall, within [**] days after it obtains knowledge thereof, provide written notice to DPF of (1) any action, proceeding, or claim which has commenced or been asserted against it in which the amount involved is more than $250,000, or if such claim could have a material adverse effect on the Project, impair DPF’s reputation, or prevent GRANTEE from performing its obligations under this Contract or materially impair GRANTEE’s ability to perform such obligations, (2) the termination or reduction of any other grant or source of funds intended for use in funding the Project or (3) a Cash Infusion (as defined in Section 8.A.

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

C.	As used herein, “Change of Control Transaction” means with respect to GRANTEE:

(1)	the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) (a “Specified Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of fifty percent (50%) or more of either (a) the then outstanding shares of common stock of GRANTEE or any Person that directly or indirectly controls GRANTEE (the “Outstanding Common Stock”) or (b) the combined voting power of the then outstanding voting securities of GRANTEE or any Person that directly or indirectly controls GRANTEE entitled to vote generally in the election of directors of GRANTEE or such controlling Person (the “Outstanding Voting Securities”); provided, however, that for the purposes of this subsection C(1), the following acquisitions of securities of GRANTEE or such controlling Person shall not constitute a Change of Control Transaction of GRANTEE: (a) any acquisition by GRANTEE or such controlling Person, (b) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by GRANTEE or such controlling Person or any corporation controlled by such Party or controlling Person or (c) any acquisition by any corporation pursuant to a transaction which complies with clauses (a) and (b) of subsection C(2) of this definition;

(2)

the consummation by GRANTEE or any Person that directly or indirectly controls GRANTEE of any acquisition, merger or consolidation involving any Third Party (a “Business Combination Transaction”), unless immediately following such Business Combination Transaction, (a) the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Business Combination Transaction beneficially own, directly or indirectly, fifty percent (50%) or more of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Business Combination Transaction (including a corporation which as a result of such transaction owns the then-outstanding securities of GRANTEE or such controlling Person or all or substantially all of GRANTEE’s or such controlling Person’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination Transaction, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be and (b) fifty percent (50%) of more of the members of the board of directors of the corporation resulting from such Business Combination Transaction were members of the Board of Directors

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

of GRANTEE of such controlling Person at the time of the execution of the initial agreement, or of the action of the Board of Directors of GRANTEE or such controlling Person, providing for such Business Combination Transaction; or

(3)	GRANTEE or any of its Affiliates sells or transfers to any Specified Person(s) in one or more related transactions properties or assets representing all or substantially all of GRANTEE’s or such controlling Person’s business to which this Agreement relates at the time of such sale or transfer;

provided, however, that the issuance by GRANTEE or any Person that directly or indirectly controls GRANTEE of new shares for cash in accordance with the rules of the AIM market (operated by the London Stock Exchange) and the Financial Services and Markets Act 2000 made with the primary objective of raising additional working capital for GRANTEE or such controlling Person (a “Public Offering”) shall not be deemed a Change of Control Transaction.

7.	Representations, Warranties and Covenants.

A.	GRANTEE and DPF each hereby represents and warrants to the other that it has full corporate power and authority to enter into this Contract, and it is not subject to any obligation that would impair or conflict with its ability to perform fully its obligations under this Contract:

B.	GRANTEE hereby represents and warrants to, and agrees with, DPF as follows:

(1)	As of the Effective Date, GRANTEE holds certain issued patents and patent applications relating to the commercialization of C1100, including a patent application claiming a novel composition of matter. Exhibit 5 sets forth a true and complete list of GRANTEE’s patents and patent applications relating to C1100.

(2)	Based on available information after reasonable investigation, GRANTEE has all other intellectual property rights necessary to perform the Project as it is proposed to be conducted according to Exhibit 1.

(3)	Based on available information, GRANTEE does not believe that the performance of the Project by it would infringe on the intellectual property rights of any Third Party.

(4)	GRANTEE is a public limited company duly organized and existing under the laws of England, is duly qualified to transact business and is in good standing in all states in which such qualification is necessary.

(5)	The Project and GRANTEE’s business are and will be conducted in accordance with the highest ethical standards set forth in the Helsinki

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

Declaration of the World Medical Assembly and in compliance with all applicable national (United States federal, United Kingdom, etc.), state, foreign and local laws and rules and regulations and all applicable policies and protocols of the European Medicines Agency or any successor agency thereto (collectively, the “EMA”), U.S. Food and Drug Administration or any successor agency thereto (collectively, the “FDA”) and other drug regulatory agencies, Human Subjects Review Boards and Institutional Review Boards of all collaborating institutions, and any other bona fide regulatory agencies governing clinical testing on human or animal subjects.

(6)	On the Effective Date and assuming no suspension or cancellation by DPF or MDA of funding to GRANTEE under this Contract or under the MDA-Summit Agreement, GRANTEE has available to it financial resources that, together with the Grant, are sufficient to complete the Project. GRANTEE has disclosed to DPF all other grants and funding sources intended to provide funds to be used in funding the Project, and GRANTEE is in compliance in all material respects with the terms of any contract or grants related thereto, and there has been no termination or reduction of any such grant or source of funds intended for use in funding the Project or any failure to meet any milestone or funding condition provided for in any such contract or grant.

(7)	There is no action, proceeding, or claim which has commenced or been asserted against GRANTEE in which the amount involved is more than $250,000, or which could have a material adverse effect on the Project, impair DPF’s reputation, or prevent GRANTEE from performing its obligations under this Contract or materially impair GRANTEE’s ability to perform such obligations.

(8)	GRANTEE has delivered to DPF a true and complete copy of each freedom to operate study or similar study prepared by or on behalf of GRANTEE with respect to the Project and the Project Compounds and the intellectual property related thereto (each a “Freedom to Operate Study”) and shall provide to DPF a true and complete copy of each additional Freedom to Operate Study or any update to any such study, promptly after the completion thereof.

(9)	The initial Principal Investigator is Jon Tinsley, Ph.D.

C.	GRANTEE agrees that it shall conduct the Project substantially in accordance with the Grant Application, as the same may be modified from time to time with the consent of the Steering Committee and DPF.

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8.	Payments by GRANTEE.

GRANTEE and DPF agree to the following commercial terms with regard to the development and commercialization of pharmaceuticals products containing any Project Compound (all such pharmaceutical products being referred to herein, collectively, as the “Product”):

A.	Development Funding Milestone Payment. In the event that prior to the first commercial sale of any Product that has been approved for use in the Field, GRANTEE receives a Cash Infusion (as defined below) and GRANTEE has not permanently ceased its research and development efforts directed towards developing and obtaining Regulatory Approval of the Products, GRANTEE will make a lump sum payment to DPF of [**] Dollars ($[**]) promptly following (and in any event not later than [**] days after) the receipt of such Cash Infusion (such payment being referred to herein as the “Cash Infusion Milestone Payment”). As used herein, “Cash Infusion” means (a) the receipt by GRANTEE or any of its Affiliates of funds or payments in one or more transactions in an aggregate amount exceeding [**] Dollars ($[**]) regardless of the source thereof, it being understood and agreed that (1) without limiting the foregoing, such funding may include the proceeds of the sale or issuance of any shares of capital stock or other securities of GRANTEE or any of its Affiliates, milestone or other payments received pursuant to any joint venture, collaboration, joint development or similar agreement and (2) in the event of the merger or consolidation of GRANTEE or any of its Affiliates with another Person, the cash, deposits, money market instruments, marketable securities and similar financial instruments held by such other Person or its Affiliate shall be counted as part of such Cash Infusion and the value of any proceeds paid to stockholders of GRANTEE and its Affiliates or (b) the direct or indirect purchase by a Third Party in one or more transactions of fifty percent (50%) or more of the outstanding shares of GRANTEE or any of its Affiliates or a merger or consolidation of GRANTEE or any of its Affiliates with a Third Party in which the proceeds of such purchase or merger to the shareholders of GRANTEE or such Affiliate have a value exceeding [**] Dollars ($[**]).

B.	Commercial Milestone Payments.

(1)	GRANTEE will make a lump sum payment to DPF of [**] Dollars ($[**]) (less the amount if any previously paid in respect of the Cash Infusion Milestone) not later than [**] days following the receipt of Regulatory Approvals (such payment being referred to herein as the “First Commercial Milestone Payment”). As used herein, “Regulatory Approval” means the approval of the applicable regulatory authority in the United States or in the European Union of the use and sale of any Project Compound or Product for the prevention, treatment or amelioration of the Disease, excluding any pricing and reimbursement approvals and, without limiting the foregoing, “Regulatory Approval” shall include the approval of a New Drug Application by the FDA or the approval of a Marketing Authorization Application by the EMA with respect to any Project Compound or Product for the prevention, treatment or amelioration of the Disease.

(2)	If the Product has received Regulatory Approval in the United States or the European Union and worldwide cumulative gross sales of the Product by GRANTEE and its Affiliates and their licensees exceed the aggregate sum of [**] Dollars ($[**]), GRANTEE shall pay DPF an additional payment of [**] Dollars ($[**]) within [**] days after the end of the GRANTEE fiscal quarter during which such worldwide cumulative gross sales level is achieved.

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The foregoing payments described in this subsection B are referred to herein collectively as the “Commercial Milestone Payments” and together with the Cash Infusion Milestone Payment are referred to herein collectively as the “Milestone Payments.”

C.	Quarterly Payments. In addition to the Cash Infusion Milestone Payment and the Commercial Milestone Payments provided for above if the Product has received Regulatory Approval in the United States or the European Union, GRANTEE shall pay to DPF on a quarterly basis is within [**] days following the end of each fiscal quarter of GRANTEE an amount equal to [**] percent ([**]%) of the worldwide Net Sales (as defined below) of the Product during such fiscal quarter. The foregoing payments are referred to herein collectively as the “Quarterly Payments.”

As used herein, “Net Sales” means with respect to the Product, the gross amount billed by GRANTEE and its Affiliates and licensees for sales of the Product to a Third Party, less:

(i)	discounts (including cash discounts and quantity discounts), cash and non-cash coupons, retroactive price reductions, charge-back payments and rebates actually granted to managed care organizations or to federal, state and local governments, their agencies, and purchasers and reimbursers or to customers;

(ii)	credits or allowances actually granted upon claims, damaged goods, rejections or returns of the Product; and

(iii)	taxes or duties levied on, absorbed or otherwise imposed on sale of the Product, including value-added taxes, healthcare taxes or other governmental charges otherwise imposed upon the billed amount (to the extent not paid by the Third Party).

If GRANTEE or its Affiliate or licensee enters into an agreement with a Third Party for the purchase of the Product that provides discounts or rebates on the Product that are conditioned on pricing terms or conditions for purchase of another product or products sold by GRANTEE or such Affiliate or licensee, then the discount or rebate on the Product under such agreement shall be determined, for purposes of determining Net Sales under this Contract based on the weighted average of discounts or rebates for the Product and such other product(s) sold under such agreement for the applicable accounting period.

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

D.	Payments in the Event of an Assignment of Rights. In the event GRANTEE assigns its rights to any or all of the Project Compounds or experiences a Change of Control Transaction or to all or any part of the Product, GRANTEE shall, at the election of DPF, (i) cause such assignee to assume GRANTEE’s obligations under this Agreement with respect to the assigned rights or (ii) pay to DPF not later than [**] days following the consummation of such assignment or Change of Control Transaction an amount equal to the greater of (x) [**] percent ([**]%) of the fair market value of the assigned rights or (y) such amounts as is necessary to provide DPF with an internal rate of return on the Grant payments made by DPF under this Contract (without regard to the Commercial Milestone Payments) or [**] percent ([**]%) (such payment being referred to herein as the “Assignment Payment”).

E.	Payment Following Termination. If DPF terminates this Contract before DPF pays any grant funds to GRANTEE, or if DPF fails to make the first payment of grant funds to GRANTEE under this Contract despite the achievement of the relevant Milestone, then this Contract shall be null and void, and GRANTEE shall neither be liable for any Commercial Milestone Payment or any Quarterly Payment or Assignment Payment. If DPF terminates this Contract after DPF makes the first payment of grant funds to GRANTEE, but before DPF pays the entire grant of $500,000 to GRANTEE, or DPF fails to pay to GRANTEE the full aggregate amount of payments contemplated by Section 3.A of this Contract, then (i) the Cash Infusion Milestone Payment, the First Commercial Milestone Payment and any Assignment Payment, whichever is due first, shall be reduced to an amount equal to [**] times the Grant funds actually paid by DPF to GRANTEE, and (ii) DPF shall not be entitled to receive any other Milestone Payment, any Quarterly Payment or Assignment Payment.

9.	Reports.

GRANTEE agrees to contemporaneously (except where a reporting date is specified or applicable law prohibits) provide the following information to DPF, provided, however, that distribution of such reports or the information they contain within DPF will be limited to the extent reasonably possible to DPF Board of Directors, officers, and employees, and members of the Steering Committee with a need to know, and that such reports or the information they contain may not be shared with any other non-employees of DPF absent GRANTEE’s prior written consent:

A.	Copies of GRANTEE’s regular investor reports and, to the extent available to prospective investors, all registration statements, prospectuses, preliminary prospectuses, and similar materials created by GRANTEE in connection with a prospective or actual Public Offering;

B.

To the extent not made simultaneously available to (or, in the case of verbal or non-written communications, made outside the presence of) a representative of DPF or a member of the Steering Committee other than the GRANTEE Representative, copies of all communications (including summaries of all verbal and other non-written communications) with the EMA, the FDA or other drug

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

regulatory agency concerning issues that may substantially affect the Project, specifically including, without limitation, copies of any communications from the EMA, the FDA or other drug regulatory agency allowing the effectiveness of any Clinical Trials Application or Investigational New Drug Application or similar application and all communications concerning adverse events associated with the use of the Project Compounds or Product that are both serious and unexpected (as those terms are defined in the applicable regulations of the EMA, the FDA or other drug regulatory agency) that may occur in relation to any clinical trial involving the Project Compounds or the Product.

C.	Copies of all Institutional Review Board communications about and approvals of any clinical trial relating to the Project Compounds or the Product;

D.	Copies of all documents confirming that research involving animals, whether conducted in-house or subcontracted, complies with all applicable federal laws and regulations;

E.	All final study reports relating to the Project;

F.	Copies of any published or unpublished papers resulting from a DPF research award, including papers intended for future publication whether or not the publication date is known (it being understood and agreed that journal embargoes will not be violated);

G.	The date of the first commercial sale of the Product anywhere in the world;

H.	Within [**] days after the end of each GRANTEE fiscal quarter, a report in a form reasonably satisfactory to DPF of the gross sales and Net Sales of the Product and such other reports in a form reasonably satisfactory to DPF as may be reasonably requested by DPF to determine the amounts payable to DPF under this Contract and showing the computation of such amounts;

I.	Within [**] days after the end of each GRANTEE fiscal quarter, a report of the amount expended by GRANTEE with respect to the Project; and

GRANTEE shall keep or cause to be kept such records as are required to determine, in a manner consistent with United Kingdom generally accepted accounting principles (“GAAP”) and this Contract, the expenditure of funds under this Contract and the sums payable to DPF under this Contract. At the request of DPF, GRANTEE shall permit DPF Vice President – Finance, DPF outside accountants, and/or an independent certified public accountant or accounting firm appointed by DPF, at reasonable times and upon reasonable notice, to examine such records as may be necessary to determine, with respect to any period, the correctness or completeness of any report, expenditure of funds, or payment made under this Contract. DPF shall be responsible for the fees of such independent certified public accountants for the performance of any such audit, unless such audit discloses a variance to the detriment of DPF of more than [**] percent ([**]%) from the amount of the original report, budget, or payment calculation. In such case, GRANTEE shall reimburse DPF for such fees.

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Following completion of the Project and up until such time as the Product is commercialized, GRANTEE shall submit annual progress reports to DPF on the preclinical and clinical progress made on the Product in the Field. Such progress reports shall describe in summary fashion GRANTEE’s efforts to bring the Product through EMA and FDA approval and to commercialization for the Disease and shall include a discussion of the actual number of staff and expenditures directed toward the commercialization effort since the preceding report. Progress reports shall also contain: the status of clinical development including a summary of any communications with regulatory authorities; a description of efforts to commercialize the Product by any sublicensee; and any other information that may be deemed pertinent to the commercialization efforts.

10.	Indemnification.

GRANTEE agrees to indemnify and hold DPF and its officers, directors, employees, volunteers, and agents harmless from any and all claims, lawsuits, liabilities, demands, damages, expenses, and losses (including, without limitation, attorneys’ fees and costs), including, without limitation, personal injury or death (each, a “Claim”), resulting from:

A.	GRANTEE’s performance or failure to perform any of its obligations hereunder;

B.	Any and all research and other activities conducted by GRANTEE and any investigator or subcontractor of GRANTEE pursuant to this Contract and in connection with the Project, including, without limitation, clinical testing on human subjects;

C.	Any product developed in whole or in part from the Project;

D.	Any violation or alleged violation by GRANTEE or any investigator or subcontractor of GRANTEE of any applicable law, governmental rule or regulation, or policy or protocol in conducting the Project;

E.	Any infringement or alleged infringement of the intellectual property rights of a Third Party;

F.	Any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus, preliminary prospectus, or other offer by GRANTEE to issue or sell securities, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any other violation or alleged violation of federal or state securities laws by GRANTEE.

In each of the foregoing cases: (i) DPF shall notify GRANTEE of any Claim with reasonable promptness under the circumstances, (ii) if GRANTEE has acknowledged in writing to DPF its full responsibility for such Claim, GRANTEE may select counsel to direct the defense and

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

settlement of such Claim, provided, however, that DPF may, at its election, participate in the defense of any Claim, and (iii) DPF shall reasonably cooperate with GRANTEE, at GRANTEE’s expense, in the investigation of, preparation of, and defense and settlement of any such Claim. GRANTEE shall promptly reimburse DPF for any indemnifiable losses, damages and expenses incurred by DPF or any other Indemnified Person hereunder as and when such losses, damages and expenses are incurred, subject to submission of reasonable documentation of such amounts. In the event, GRANTEE assumes the defense of any such Claim as provided above, GRANTEE may not settle any such Claim without the prior written consent of DPF.

11.	Insurance.

GRANTEE hereby represents, warrants, and agrees that (i) it currently maintains general corporate liability insurance and clinical trials insurance with coverage limits of not less than [**] Dollars ($[**]), and (ii) during the term of this Contract and the duration of the Project and until all applicable statues of limitations have expired with respect to the activities conducted in connection with the Project, GRANTEE shall maintain coverage with at least the same coverage limits so long as it remains available on commercially reasonable terms. GRANTEE shall cause such coverage to name DPF as an additional insured and to contain a waiver of subrogation. GRANTEE shall deliver to DPF a certificate of insurance evidencing such coverage prior to the date the first grant payment is due and from time to time thereafter upon the request of DPF.

12.	Communications and Notices.

An notice or other communication required or desired to be given with respect to this Contract shall be in writing, and shall be deemed to have been validly served, given or delivered immediately upon delivery by courier or upon transmission by telex, telecopy, e-mail (with confirmation of receipt) or similar electronic medium to the Parties and their respective designated project information officers for this Project as follows, or to such other address as each Party designates to the other in writing:

Duchenne Partners Fund LLC
c/o Ernie Bush
Preclinical Development Advisor
1 Grandview Place
Rockaway, NJ 07866
Fax: (to be specified by DPF)
E-mail: [**]

Attention:	Summit Corporation plc
91 Million Park
Abingdon, OX14 4RY, UK

Attention	Dr. Jon Tinsley, PhD.
Senior Director, R&D
Fax: +44 1235 443999
E-mail: [**]

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

with an e-mail copy for:	Richard Storer, DPhil
CSO
E-mail: [**]
13.	Termination

This Contract shall be deemed to be terminated upon the exercise by DPF of any right it may have to cancel the Grant, provided, however, that the following sections shall survive termination of this Contract: Section 5, Section 8, Section 9, Section 10, Section 11, this Section 12 and Section 13.

14.	Confidentiality, Publicity, and Publication.

A.	Confidentiality. As used in this Contract, the term “Confidential Information” shall mean all information provided by one party (the “Discloser”) to the other party (the “Recipient”) pursuant to this Contract that is either explicitly designated as confidential by the Discloser, or is of such a nature that the Recipient either knew, or should reasonably have known, that it was disclosed with an expectation of confidentiality. Confidential Information shall not include (i) information previously known to the Recipient, as evidenced by written records, (ii) information which becomes publicly available other than through a breach of this Contract, (iii) information obtained by Recipient from a Third Party having no obligation of confidentiality to the Discloser, (iv) information independently developed by Recipient, provided Recipient can demonstrate that the independent development was by employees or agents of Recipient who did not have access to Confidential Information. Recipient shall not disclose to any Third Party or use in any manner Confidential Information other than as explicitly permitted in this Contract for a period of [**] years from the date of disclosure by Discloser; provided, however, that (a) in the case of information explicitly designated as a trade secret, such information shall not be disclosed while it remains subject to trade secret protection, and (b) in the case of reports provided under Section 10 of this Contract containing information submitted to a government agency or institutional review board, such information shall not be disclosed until such time as it becomes available to the public pursuant to the federal Freedom of Information Act or similar state or local law. Disclosures required of Recipient by law or regulation shall not constitute a breach of this Contract, provided that Recipient minimizes the disclosure to the extent legally possible and (if legally permissible) promptly notifies Discloser of the disclosure requirement. Each party shall ensure that any of its employees or agents who require access to Confidential Information are subject to an obligation of confidentiality substantially equivalent to that provided for this Contract.

B.

DPF Public Information. Notwithstanding the foregoing, DPF retains the right to make public the title and amount of the Project, as well as a brief lay summary reviewed and approved by GRANTEE. All other Project-related information, including the substance of the grant application, any resulting progress reports, or other written or oral communications is considered confidential and will not be

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

released to other than DPF’s Board of Directors, offices and employees, the MVP Committee (provided that the distribution to the MVP Committee consists solely of the report contemplated by Section 5.B), and the Steering Committee without specific, written permission from GRANTEE. GRANTEE shall designate on representative as the Project Information Officer to oversee and authorize release of Project-related information.

C.	Publicity. It is understood that DPF and GRANTEE will make every to coordinate publicity related to the Project as funded by DPF, and that DPF will respect confidentiality agreements and proprietary information about this work. GRANTEE shall cause all GRANTEE-generated press releases and journal publications relating to the Project to include a prominent reference to the support received from the Muscular Dystrophy Association and its seminal role in the Project. GRANTEE shall submit to DPF all GRANTEE-generated journal articles related to the Project as soon as they are accepted for publication, together with information about embargo dates. Press releases and other public media generated by DPF will acknowledge GRANTEE by name. Except for uses of a Party’s name provided for elsewhere in this Section, neither Party shall issue any press release or other information designated for public release that is related to the Project and uses the name of the other Party unless such press release or information has been approved in advance in writing by such other Party. Each Party shall use all reasonable efforts, subject to the AIM Rules or other public disclosure requirements, to provide the other Party with a reasonable time to review such press releases and information, and each Party shall endeavor to give its approval for the reasons for the denial of its approval as soon as reasonably practicable after receiving such press release or information. Without limiting the foregoing, GRANTEE acknowledges that DPF contemplates that it will make a public announcement contemporaneously with each public announcement by GRANTEE that relates to the Project, the Project Compounds or the Product. Accordingly, GRANTEE shall provide DPF with such advance notice of any such proposed announcement by GRANTEE as may be necessary for DPF to prepare its own announcement and for the review and approval of such DPF announcement by GRANTEE. If, prior to the expiration of [**] full business days following the receipt by DPF of GRANTEE’s draft announcement, DPF notifies GRANTEE that DPF will also make an announcement contemporaneously with the GRANTEE announcement, GRANTEE shall not make its own announcement with respect to such matters other than contemporaneously with DPF’s announcement unless DPF fails to provide GRANTEE with DPF’s proposed announcement prior to the expiration of such three (3) business day period; provided that nothing in this sentence shall restrict GRANTEE from complying with the AIM Rules or other public disclosure requirements.

The Parties further agree that this Contract supersedes in its entirety the “Translational Research Corporate Grant Communications and Confidentiality Policy” referenced in Part II(8) of Section A and Part III of Section C of the MVP Policy and included as Exhibit 2 to such policy.

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15.	Miscellaneous Terms.

A.	This Contract may only be amended or modified by a written instrument signed by both Parties.

B.	This Contract shall not be assigned by either Party without the prior written consent of the other Party, provided, however, that (1) either Party may assign this Contract without consent to (i) any wholly-owned subsidiary or Affiliate under common control, or (ii) any successor to substantially all of the business to which this Contract relates, (2) DPF may assign to MDA or any organization that is a successor thereto any or all of its rights under this Contract, and (3) DPF or any assignee of DPF may assign any or all of its rights under this Contract, to any other Person for the further development and/or commercialization of Products. Any purported assignment not made in compliance with this Section shall be null and void. Upon any such assignment by DPF, DPF shall be automatically released from its obligations hereunder to the extent such obligations are assumed by such assignee; and, in the event of any such assignment by DPF (as DPF’s assignee), DPF shall be automatically released from its obligations hereunder to the extent such obligations are assumed by such assignee.

C.	This Contract, together with the Exhibits hereto, embodies the entire agreement between the Parties and supersedes all prior agreements and understandings, written and verbal, relating to the subject matter hereof. In the event that any provision of this Contract shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The headings in this Contract are for reference purposes only, and shall not limit or otherwise affect the meaning hereof. This Contract shall be binding upon and inure to the benefit of the Parties and their respective successors and, to the extent permitted by Section 16.B, their respective assigns.

D.	This Contract will be governed by the laws of the State of New York.

E.

Any dispute, controversy, or claim arising out of or in connection with or relating to this Contract (each, a “Dispute”) shall be submitted to, and settled by, arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association at a mutually-convenient venue to be determined by agreement of the parties (or, in the absence of such agreement, by the arbitrators). Any award rendered shall be final and conclusive upon the Parties. The expenses of the arbitration shall be borne equally by the Parties, provided that each Party shall pay for and bear the cost of its own experts, evidence, and counsel’s fees, except that in the discretion of the arbitrator, any award may include the cost of a Party’s counsel. The requirement to submit Disputes to arbitration shall not prevent either Party from seeking injunctive relief from an appropriate court or other tribunal to preserve its rights while resolution of such Dispute is pending. In the event that the amount in dispute exceeds $[**] ($[**]), DPF may require such arbitration to be

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

conducted before and resolved by a panel of three (3) neutral arbitrators appointed a follows. Each of DPF and GRANTEE shall appoint a neutral arbitrator (each a “Party Arbitrator”) and the two Party Arbitrators shall jointly appoint the third neutral arbitrator, who shall serve as the chairperson of the arbitration panel. If the two Party Arbitrators fail to agree on the third arbitrator within [**] days following the appointment of the Party Arbitrators, then the third arbitrator shall be appointed by the American Arbitration Association.

F.	The relationship between the Parties to this Contract is that of independent contractors and not agents of each other or joint venturers or partners. Each Party shall retain sole and exclusive control over its personnel and operations.

G.	This Contract may be executed in counterparts, each of which will be deemed an original, but which together will constitute one and the same instrument.

H.	Except in the event of fraud, willful misconduct or death or personal injury arising from negligence, no Party shall be liable to the other Party for any indirect, consequential, special or punitive damages.

[Signature page follows.]

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

AGREED AND ACCEPTED:

SUMMIT CORPORATION PLC		DUCHENNE PARTNERS FUND LLC

By:	/s/ Richard Storer	By:	/s/ Debra Huisken
Name:	Richard Storer	Name:	Debra Huisken
Title:	Director and CSO	Title:	Member

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

EXHIBIT 1

GRANT APPLICATION

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

SUMMIT PLC

SMT C1100 utrophin upregulator:

Request for Phase I clinical trial

funding

Jon Tinsley PhD

11th February 2011

Executive Summary: Summit is proposing to fast track assessment of a second readily available formulation of SMT C100 in healthy volunteers. It is our belief that this approach will give SMT C1100 the best opportunity of being able to demonstrate its true potential as a viable DMD therapy.

Summit has estimated that $[**] will be required to fund this plan of work and we are seeking the financial support of the MDA-VP to provide $[**] to assist in advancing SMT C1100 into a new Phase I trial using a more appropriate formulation. We are currently looking to identify additional partners to commit to the remaining balance required. In return, Summit will contribute its considerable scientific expertise to support SMT C1100’s development and eventual commercialisation as it remains our commitment to work towards producing a new medicine for DMD.

DMD remains a disease for which there is no cure. Summit understands it is a race against time for patients and families and that if the challenge of finding a cure, or even a life-enhancing treatment, is to be met, every available opportunity must be fully explored.

Introduction

Duchenne muscular dystrophy (DMD) is a lethal X-linked recessive muscle wasting disease caused by mutations in the dystrophin gene. Affected boys are ambulatory until about 12 years of age. They used die in their late teens but many patients can live into their twenties with respiratory support. Many boys show at abnormal ECG in the late stages of the diseases and cardiomyopathy is a general feature of the disease. The milder form of the disease known as Becker muscular dystrophy (BMD) also characterized by cardiac defects even though BMD patients can be ambulant in the 50 and 60s. Thus any therapy for the disease would need not only to target skeletal but also cardiac muscle.

Currently there is no effective treatment for DMD. Various strategies to alleviate the symptoms such as steroid treatment, anti-inflammatory agents and growth hormone and myostatin inhibitors which promote increased muscle mass. More recently, genetic approaches have been tested in DMD patient trials. In particular, read through of stop codons have been attempted in the 10-15% of patients that have stop codons. Atularen entered a phase 2b trial which utilised a six minute walk distance test (6MWD) as the primary efficacy endpoint as the ability to walk further after treatment is considered a major improvement in the quality of life for these patients. Unfortunately after conclusion of the trial, no increase in the distance travelled using the 6MWD

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test was reported. Exon skipping using antisense molecules has shown some dystrophin increase in trials utilising direct injection into muscle. Early data on systemic delivery shows restoration of dystrophin to a variable degree in patients. Next generation trials are continuing with constructs which increase the efficiency of delivery of the antisense oligonucleotides. The efficacy of this approach was demonstrated in the dystrophin/utrophin knock out mouse where restoration of muscle function was demonstrated. The main exon skipping efforts are currently directed at skipping exon 51 which will target about 13% of patients. To treat more patients different antisense sequences will need to be developed to target other exons and the regulatory authorities may treat each of these new constructs as a new drug. The ideal scenario would be to develop multi-exon skipping but this may only be achieved using AAV delivery which also has problems.

We have taken an alternative pharmacological approach to DMD developing a strategy which should be appropriate to treat all patients irrespective of their mutation and would also have the potential to target skeletal and cardiac muscle. Building on our work on the mdx mouse which demonstrated that the loss of dystrophin could be compensated for by increasing the levels of the dystrophin related protein, utrophin, we have been developing novel small molecules which can transcriptionally upregulate the utrophin gene. The demonstration that increased utrophin can prevent the muscular dystrophy in the mdx mouse has been confirmed by others. Our data from the mdx mouse suggested that increasing the levels of utrophin 2-3 fold would be a great benefit. We therefore screened for small molecules that would increase the levels of utrophin in the cell based assay 4-5 fold.

SMT C1100 was the final product of an exhaustive chemical screening and optimisation campaign. In this paper we present evidence demonstrating a significant reduction in dystrophic symptoms and increased muscle function in dystrophin deficient mdx mice. This was a comprehensive study looking at the beneficial effects of daily dosing of SMTC1100 on both sedentary and the more severely affected forced exercise model. If the results obtained using the SMT C1100 translated across to DMD patients then undoubtedly this would be a disease modifying therapy for DMD.

Results

In vitro upregulation of ultrophin

SMT C1100 was identified from an iterative analoging approach from initial hits identified using a human muscle specific utrophin-A promoter cell based assay (ref from review or add in figure) Mdx myoblasts were cloned from H-2K-isA58 x mdx with an IFN / is SV40 T Ag transgene in order to control proliferation and fusion. The screening line contains a stably integrated reporter consisting of 8.4kb of the human utrophin (UTRN) promoter linked to a luciferase reporter gene. The region of the utrophin promoter contained all the motifs known to control utrophin expression. This high throughput screening assay identified a number of luciferase inducing compounds that also have the ability to Increase the transcription of the endogenous mouse UTRN, thus identifying compounds with both human and mouse activity eventually leading to the final optimized compound, SMTC1100.

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SMTC 110 shows a maximum increase of 5 fold compared to vehicle with an EC50 of 0.4 µM (Fig 1a). In vitro dosing of human DMD muscle cells with SMT C1100 induces utrophin protein (Fig. lb) when compared to vehicle dosing. Maximal utrophin protein increase of 100% above vehicle during the three days of dosing with 0.3µM was achieved. Human myotubes when dosed with SMT C1100 for 7 days demonstrated and increase of utrophin protein of around 50% when compared to vehicle with an EC50 of 0.2µM (Fig 1c).

Plasma levels of SMT C1100

Single administration of 50mg/kg SMT C1100 by oral gavage demonstrates that levels of compounds are above the estimated efficacy level of 0.5µM in both plasma and muscle and are maintained for over 12 flours (Fig 2a and b respectively).

In vivo upregulation of utrophin

To confirm the activity in vivo of SMT C1100, the dystrophin deficient mdx mouse was used to monitor any changes in the dystrophic phenotype after chronic dosing for several weeks. To confirm increases in utrophin expression after repeat daily dosing with SMT C1100, muscle samples were taken for RNA analysis and protein expression. Fig. 3a demonstrates almost a two fold increase in utrophin mRNA as determined by quantitave PCR from mdx mice dosed daily with SMT C1100 for 28 days compared to vehicle. Muscle sections were also taken, Fig. 3b demonstrates significant increases in utrophin protein quantified from western blots from heart, a muscle notoriously difficult to target with systemic administration of putative DMD therapeutics, and diaphragm, the skeletal muscle most affected in sedentary mdx mice. Fig. 3c

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illustrates a qualitative increase in sarcolemmal bound utropin in the TA and EDL muscles after repeat dosing with SMT C1100. This data confirms SMT C1100 drives increased utrophin expression in vivo and more importantly demonstrates increased utrophin staining at the required site of action, the sarcolemma.

Benefits of daily dosing of sedentary mdx mice with SMT C1100

In the case of the sedentary mdx mouse, there is a significant triggering of muscle degeneration at around 4 weeks of which continues for a further 4 weeks where limb muscles then appear to reach stasis and levels of regeneration remain stable. One muscle where continued development of necrosis is seen is the diaphragm muscle. The dosing schedule for SMT C100 treated mice was a single daily administration from day 21 for a further 28 days. This period of dosing encompassed the necrotic degenerative phase resulting from dystrophin deficiency.

The hypothesis to protect myofibres from damage in the absence of dystrophin is that utrophin, if continually localised to the sarcolemma, will replace dystrophin function. If dystrophin negative fibers are protected from damage for longer by the continued presence of utrophin then the catastrophic secondary effects of regeneration, fibrosis and inflammation should be reduced and muscle should be able to function for longer. All of these endpoints are significantly improved in mdx dosed daily with SMT SMTC1100 several weeks compared to mdx only dosed with vehicle. SMT C1100 addresses the primary cause of fibre loss by protecting the sarcolemma from damage as exemplified by resistance to eccentric contractions (Fig.4a) and a reduction in serum creatine kinase levels (Fig. 4b). At the point where the muscle necrosis is at a maximum, SMT C1100 reduces significantly the release of CK into the plasma (Fig. 4b, 15d after alert of dosing) and when degeneration has stabilised there is still

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

significant benefit seen as evidenced by continued lower levels of CK (Fig4b, 28d after start of dosing). This data also demonstrates that beneficial effects of SMT C1100 driven utrophin upregulation must occur within a few days after the start of dosing.

The resultant protection of dystrophin deficient fibres by continued expression of utrophin resulted in a reduction in the level of regeneration taking place in skeletal muscle in mdx mice dosed with SMT C1100. This is demonstrated by a significant reduction in the numbers of fibres with centrally localized nuclei where fibres with peripheral nuclei are thought to be more mature in development and therefore have been a component of the muscle for longer (Fig. 4c). Significant reduction in centrally nucleated fibres is seen in the skeletal muscles examined including the more DMD like, diaphragm.

As the cycle of fibre degeneration-regeneration is being slowed by continued utrophin expression in SMT C1100 dosed mdx then the cytoplasmic signals to engage in muscle repair responses such as inflammation and fibrosis are reduced. In normal muscle this inflammatory protection response is dampened down as the proliferation of resident satellite cells fuse and reconnects the broken fibres. However, with the constant degeneration, these protection signals are not switched off, resulting in the continued influx of inflammatory cells and fibroblasts, leading to an increasing cascade of further fibre damage and loss of muscle “space” by fibrotic plaques. Treatment with SMT C1100 significantly reduces this damage by virtue of the reduced fibre regeneration. Blinded analysis by a board-certified veterinary pathologist of muscle sections from mdx mice dosed with either vehicle or SMT C1100 shows a significant reduction in both inflammation and fibrosis

Whole muscle sections were rated with a pathology score on a scale from normal (0) – mild (1) – moderate (2) – severe. Results from the average of total scoring from the TA, EDL and solesus are shown (Fig. 5a). A qualitative example of the extent of inflammation from a SMTC1100 dosed EDL (Fig. 5b) or vehicle dosed EDL (Fig. 5c) is shown where the SMTC1100 section was scored as mild (occasional mononuclear inflammatory cells in the inter-bundle connective tissue with focal aggregations of mononuclear inflammatory cells) and the mdx as moderate (multiple foci of mononulclear inflammatory cell infiltration in the inter-bundle connective tissue; occasional mononuclear inflammatory cells between individual muscle fibres). This data confirms the concept of reduced fibre damage due to utrophin localization leading to reduced inflammation and fibrosis.

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

Benefits of daily dosing of forced exercise mdx mice with SMT C1100

In order to increase the severity of the mdx muscular dystrophy, we used a forced exercise regime of chronic exercise, a strategy to worsen the murine pathology. Five week old mdx mice underwent forced treadmill exercise twice a week. The effects of daily SMT C1100 treatment was then evaluated on these forced exercise mdx mice.

This exercise protocol significantly worsens in vivo parameters readily evaluated by noninvasive approaches, such as the grip and endurance tests. In particular, the exercise protocol induced the typical decrease of fore limb force in vivo over time, a reduction which is minimally observed in sedentary mdx. SMT C1100 treated mdx mice showed a significant protection against exercise induced fore limb weakness, in terms of maximal strength achieved and the increase in strength after 4 weeks of dosing (Fig 6a and 6b). After 4 weeks of dosing both values from the SMT C1100 dosed mdx were equivalent to those observed in wild type mice.

Data with direct relevance to DMD treatment was generated using fatigue assessment of the mice which underwent forced exercise. Fatigue was assessed in an acute endurance test and estimated as the maximal distance run before exhaustion. Sedentary mdx mice, although running for shorter distance than wildtype maintain the same exercise performance over time, while exercised mdx group shows a dramatic increase in fatigability between the start and the 4th and 5th week of training (Fig. 7). After 5 weeks of dosing a partial restoration of the resistance to fatigue was observed in SMT C1100 dosed mice with an increase in distance travelled of around 50% compared to vehicle. Interestingly this effect was similar to that observed exercised mdx mice treated with prednisolone, the standard of care for Duchenne patients. Significant synergy was observed when SMT C1100 was co-administered with prednisolone for five weeks, the forced exercise mdx were completely resistant to fatigue and were able to continue running as far as the sedentary mdx (Fig. 7) which equated to an increase in distance travelled of around 350% compared to the vehicle treated forced exercise mdx.

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

Ex vivo analysis on isolated muscles from forced exercise mdx mice demonstrated that SMT C1100 exerted a significant amelioration of calcium-department functional parameters, which are typically modified in mdx muscles due to the altered calcium homeostasis which in turn drives the rate of degeneration. In SMT C1100 treated EDL muscle fibres the strength-duration curve describing the mechanical threshold was significantly shifted toward the more positive membrane potential values and almost overlapped with that observed in wildtype myofibres (Fig. 8a). The rheobase value of SMT C1100 treated muscles approached the wildtype value (-69.3 ± 0.4 mV) which was about 5mV less negative than that of non-treated exercised ones (-70.5 ± 1.2 mV vs. -75 ± 1.5 mV: p < 0.5 by Student test). Interestingly this parameter is not ameliorated by a partial increase in dystrophin expression by gentamicin treatment. Similarly, the ratio between twitch and tetanic tension was significantly reduced in SMT C1100 treated exercised mdx muscles with respect to untreated counterparts, again showing that SMT C1100 treatment generates similar values typically found in wildtype EDL muscle (Fig. 8b). The amelioration of calcium-dependent parameters was paralleled by a partial although significant 18% decrease of cystosolic Ca2± level determined by fura-2 microspectroflurimetry (data not shown), thus corroborating that the sarcolemmal bound utrophin from SMT C1100 can improve calcium-mediate mechanotransduction signaling. As one would predict from the reductions in cytoplasmic Ca2± levels, there is a significant reduction in the necrosis seen in muscle sections with a corresponding increase in healthy fibres and reduction in fibres showing evidence of regeneration from the SMTC1100 forced exercise mdx. Table 1 shows a 75% reduction in necrotic areas.

Footnote: The in vivo work described was commissioned by Summit and performed in the laboratories of Prof. Kay Davies (Oxford, UK), Prof. Annamaria de Luca (Bari, Italy) and Jackson Labs- West (Sacramento, US).

Discussion

The data presented here illustrates the effectiveness of dosing a well-established model of DMD with a novel oral utrophin upregulator for several weeks. SMT C1100 induces increased levels of utrophin RNA and protein in human muscle cells and significantly reduces dystrophin deficient muscle pathology to such an extent that significant benefit on whole body strength and endurance is observed. Currently prednisolone and deflazacort are the only drugs approved by the regulators for DMD. We believe that fatigue testing of mdx after a regime of forced exercise is a good surrogate for the primary clinical endpoint which is used in DMD trials, i.e. the distance walked in 5 minutes (8MWD test). Dosing with SMT C1100 alone showed significant benefit in this surrogate modal where the 50% increase in the distance walked would have achieved the required

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

efficacy endpoint if translated over to 6MD test in DMD trials. Unexpectedly dosing the combination of SMT C1100 and steroid for several weeks completely prevented fatigue of mdx mice undergoing the forced exercise regime. Thus, the combination of the two drugs with presumed different modes of action protect the muscle from fatiguing with exercise thereby allowing for significantly increased ambulation. High levels of long term steroid use have unwanted side effects however a steroid sparing therapy working synergistically with a utrophin upregulator has the potential to become the new standard of care for all DMD patients.

The great advantage of this approach is that it will be possible to treat all DMD and Becker patients, whatever their dystrophin mutation. In addition, it could also be used in combination with existing or other hew strategies in the future inducing utrophin stabilization strategies such as biglycan. In choosing, a dosing route, an orally bioavailable product to be taken at home would be the ideal preference. In short SMT C1100 has the perfect profile, an oral drug suitable for treating treating all DMD patients.

In the recent Phase I clinical trial sponsored by BioMarin, SMT C1100 (BMN195) achieved plasma exposure marginally below the predicted efficacy levels. This is frequently a problem in Phase I trials which can often be circumvented using new formulations of the drug to increase bioavailability. From the data presented in this application only modest plasma levels of around [**] for several hours are needed to generate enough utrophin for substantial benefit and strongly supports the importance of retesting new formulations of SMT C1100 in new Phase I clinical trials to confirm that utrophin upregulation is a promising strategy for the therapy of DMD.

Lead up to Phase I Studies

[**].

BioMarin Phase I Study Results

The trial utilised jet milled SMT C11O0 suspended in [**]. This was a randomized, double-blind, placebo controlled single- and multiple-dose study in healthy male volunteers; ages 18-55. The single ascending dose level was a doubling dose level was a doubling dose from 25mg/kg up to 400mg/kg.

The most important observation was that there were no significant adverse events at the plasma concentrations achieved. This is very relevant as we believe that the levels achieved in the BioMarin trial are close to therapeutic levels of [**].

As expected with a [**] formulation there was high variability within each group. This was seen in the minipig closing and historically this is the major issue of [**] in man. However it is apparent from the error bars that some individuals did achieve plasma levels higher than the required efficacy level of [**] in the single doses. We believe the overall low

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

exposure is undoubtedly due to inability of the body to emulsify the compound in such large volumes of [**]. Apparent loss of linear dose increase was not due directly to SMT C1100 bioavailability but more likely due to the change in the formulation (increase of API in [**]) which led to a further reduction in emulsification leading to reduced bioavailability.

With no adverse side effects noted the study moved to ascending multiple doses for 14 days using 100, 200 and 400mg/kg dosing regimen. Once again no significant adverse events were noted even at the highest dose. Again high variability observed within each group with little difference in exposure between 100mg/kg and 400mg/kg groups. There was an apparent reduction in AUC and Cmax within the first week of repeat dosing which then remained constant for the remaining 7 days of dosing. Examining the data there is still a significant level of SMT C1100 within this constant level from around day 7 to day 14 which is estimated to be around 30% of required efficacy level. One explanation of this reduction is that the repeated insult of gastric irritation due to daily [**] administration could result in activation of gut CYPs and cause SMT C100 metabolism issues resulting in lower absorption.

[**].

Conclusions from 1st Phase I Trial sponsored by BioMarin

Most importantly there were no reported significant adverse events and the compound was safe and well tolerated in all subjects including those who did achieve efficacy levels.

[**].

Summit’s conclusion from the data review and knowledge of the formulation is that the Phase I trial is inconclusive and does not load to the conclusion that SMT C1100 development should be discontinued. The data points to the pressing need to repeat the Phase I with a more appropriate formulation.

Proposal to Test the Aqueous Microfluidised Formulation in a new Phase I

Summit believes the BioMarin results endorse the view that an alternative formulation could be more effective only needing to increase bioavailability in the order of a few fold to achieve and maintain significant efficacy levels.

[**]

Top Level Development Plan for SMTC1100

The current plan is to prioritise the aqueous microfluidised suspension formulation described above for use in a new Phase I trial in healthy volunteers

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

[**].

The planned Phase I trial is a double blind; placebo controlled ascending single oral dose, safety, tolerability and pharmacokinetic study. We have also included analysis of food effect, steroid combination, multiple daily dosing, and metabolism effects. Full study synopsis and plans will be made available if required. Time taken from the start of new non-GMP production of the new formulation for the PK cross over study in minipigs to the end of the Phase I is approximately 10 months.

The new trial will be deemed successful if the SMT C1100 plasma exposure using the new formulation is in excess of the efficacy level over the duration of a day after repeat dosing. This will confirm that there are no absorption or auto-induction issues with the compound and that dose levels will have been identified to translate into dosing regimens in Phase IIa DMD patient trials.

Total cost is approximately $[**].

Support Requested

Summit believes this proposal aligned with the research aims of the MDA-VP to identify therapies and a cure for DMD. We are therefore seeking finance support from the MDA-VP of $[**] to assist in advancing SMT C1100 into a new Phase I trial using a more appropriate formulation. We are currently looking to identify additional partners to commit to the remaining balance required. A successful outcome from this safety trial should enable clinical trials in DMD patients to start in 2012 and bring the first potentially disease modifying treatment for all DMD boys, irrespective of their genetic mutation a significant step closer.

[**].

Without the requested funding from the MDA-VP, we are unable to progress further with the programme and fulfilling our objective of commencing DMD patient trials for utrophin upregulation in 2012.

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

EXHIBIT 2

MILESTONES AND FUNDING SCHEDULE

Milestones and Grant Payments	Date	Amount
Milestone 1: Notice of Award Signed
First Grant Payment	[**]		[**]

2011 Total Payments		Total $	[**]

Milestone 2: [**].	[**]
[**]	[**]		[**]
Milestone 3: [**]	[**]
[**]	[**]		[**]

2012 Total Payments		Total $	[**]

Final report	[**]

Total Grant Payments		Total $	500,000

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

EXHIBIT 3

FORM OF STEERING COMMITTEE CONFIDENTIALITY AGREEMENT

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (this “Agreement”) is made by [Recipient’s name] (the “Recipient”).

1. The Recipient has been appointed to, and desires to serve on, the Steering Committee for the MDA Venture Philanthropy Grant Contract dated [date of Grant Contract] (the “Grant Contact”), between Muscular Dystrophy Association, Inc. (“MDA”) and [Grantee’s legal name] (“Grantee”), pursuant to which MDA will provide funding to Grantee for a research project entitled, [project title].

2. The Recipient acknowledges that, as a member of the Steering Committee he/she will receive confidential information from MDA and Grantee, and the Recipient agrees to enter into this Confidentiality Agreement as a condition to serving on the Steering Committee.

3. As used in this Agreement, the term “Confidential Information” shall mean all information received by the Recipient pursuant to the Grant Contract or by virtue of his or her service on the Steering Committee that is either explicitly designated as confidential by the discloser, or is of such a nature that the Recipient either knew, or should reasonably have known, that it was disclosed with an expectation of confidentiality. Confidential Information shall not include (i) information previously known to the Recipient, as evidenced by written records, (ii) information which becomes publicly available other than through a breach of the Grant Contract or this Agreement, (iii) information obtained by Recipient from a third party having no obligation of confidentiality to the discloser, or (iv) information independently developed by Recipient, provided Recipient can demonstrate that the independent development was by employees or agents of Recipient who did not have access to Confidential Information. Recipient shall not disclose to any third party or use in any manner Confidential Information other than as explicitly permitted in the Grant Contract or this Agreement for a period of [**] years from the date of disclosure by discloser; provided, however, that (a) in the case of information explicitly designated as a trade secret, such information shall not be disclosed while it remains subject to trade secret protection, and (b) in the case of reports provided under the Grant Contract containing information submitted to a government agency or institutional review board, such information shall not be disclosed until such time as it becomes available to the public pursuant to the federal Freedom of Information Act or similar state or local law. Disclosures required of Recipient by law or regulation shall not constitute a breach of this Agreement, provided that Recipient minimizes the disclosure to the extent legally possible and (if legally permissible) promptly notifies MDA and Grantee of the disclosure requirement. Recipient shall ensure that any of his or her employees or agents who require access to Confidential Information are subject to an obligation of confidentiality substantially equivalent to that provided for in this Agreement.

4. Recipient expressly acknowledges that the disclosure of Confidential Information by Recipient will cause immediate, substantial, and irreparable damage to MDA and Grantee for

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

which monetary damages would not be a sufficient remedy. If Recipient breaches this Agreement in any manner, MDA and/or Grantee shall be entitled to specific performance of this Agreement, an injunction restraining the Recipient from all further acts of disclosure and/or unauthorized use of Confidential Information, or both. These equitable remedies are in addition to all other rights MDA and Grantee may have at law or in equity.

5. Recipient shall not assign this Agreement, his or her obligations hereunder, or any Confidential Information without the prior written consent of MDA and Grantee.

6. This Agreement embodies the entire agreement of Recipient and supersedes all prior and contemporaneous agreements and understandings, written and verbal, relating to the subject matter hereof. In the event that any provision of this Agreement shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. No alteration, amendment, or modification of this Agreement shall be made except by an instrument in writing signed by Recipient, MDA, and Grantee.

AGREED AND ACCEPTED:

Signature of Recipient

Printed Name of Recipient

Address:	[Address line 1]

[Address line 2]

[City, State Zip Code]

Tel: ( ) –

Fax: ( ) –

E-mail [E-mail address]

Date:

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL

EXHIBIT 4

PROJECT BUDGET

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted. [**]

Duchenne Partners Fund_Summit Corporation plc – Grant Agreement – 15.12.2011	CONFIDENTIAL	FINAL 12-15-2011

EXHIBIT 5

SUMMIT C1100 PATENTS AND PATENT APPLICATIONS

REF	TITLE (mnemonic)	STATUS	FAMILY	APPLN NO.	PUB/PAT NO	PR DATE	FILING DATA

[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of one page was omitted. [**]